Exhibit 16.1

March 27, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: FlatWorld Acquisition Corp. (Commission File No. (000-54173)

We have read the statements that we understand FlatWorld Acquisition Corp. will include under Item 4.01 of the Form 8-K report that it will file regarding the recent change of auditors and are in agreement with the statements contained in the first sentence of the first paragraph and second, third and fifth paragraphs of Item 4.01 therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,

/s/ Rothstein Kass

Rothstein Kass

Roseland, New Jersey